Exhibit 99.2

TD Bank Group Reports Fourth Quarter and Fiscal 2019 Results Earnings News Release • Three and Twelve months ended October 31, 2019

This quarterly earnings news release should be read in conjunction with the Bank's unaudited fourth quarter 2019 consolidated financial results for the year ended October 31, 2019, included in this Earnings News Release and the audited 2019 Consolidated Financial Statements, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is available on TD's website at http://www.td.com/investor/. This analysis is dated December 4, 2019. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank's Annual or Interim Consolidated Financial Statements prepared in accordance with IFRS. Certain comparative amounts have been revised to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank's website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission's (SEC) website at http://www.sec.gov (EDGAR filers section).

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of the 2019 Management's Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

FOURTH QUARTER FINANCIAL HIGHLIGHTS, compared with the fourth quarter last year:

•	Reported diluted earnings per share were $1.54, compared with $1.58.
•	Adjusted diluted earnings per share were $1.59, compared with $1.63.
•	Reported net income was $2,856 million, compared with $2,960 million.
•	Adjusted net income was $2,946 million, compared with $3,048 million.

FULL YEAR FINANCIAL HIGHLIGHTS, compared with last year:

•	Reported diluted earnings per share were $6.25, compared with $6.01.
•	Adjusted diluted earnings per share were $6.69, compared with $6.47.
•	Reported net income was $11,686 million, compared with $11,334 million.
•	Adjusted net income was $12,503 million, compared with $12,183 million.

FOURTH QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The fourth quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $74 million ($62 million after tax or 3 cents per share), compared with $76 million ($63 million after tax or 4 cents per share) in the fourth quarter last year.
•	Charges associated with the acquisition of Greystone of $30 million ($28 million after tax or 2 cents per share).

TORONTO, December 5, 2019 – TD Bank Group ("TD" or the "Bank") today announced its financial results for the fourth quarter ended October 31, 2019. Fourth quarter reported earnings were $2.9 billion, down 4% on a reported and down 3% on an adjusted basis, compared with the same quarter last year. Results include restructuring charges of $154 million ($114 million after tax or 6 cents per share) in the current quarter.

"In 2019, we demonstrated the strength and resilience of our franchise as we continued to acquire and serve our customers while increasing loan and deposit volumes," said Bharat Masrani, Group President and Chief Executive Officer, TD Bank Group. "Throughout the year, we generated earnings growth amidst a challenging macroeconomic environment while we made strategic investments to strengthen our business, deliver for our customers, and modernize and simplify our operations."

Canadian Retail

Canadian Retail reported net income was $1,745 million and adjusted net income was $1,773 million, an increase of $4 million on a reported basis and $32 million on an adjusted basis, compared with the same quarter last year. Revenue growth of 5% reflected increased loan and deposit volumes and higher revenue in the Wealth and Insurance businesses, which combined with good expense controls led to positive operating leverage this quarter. Canadian Retail continues to invest in front-line advisors and customer service specialists, to help customers feel confident about their financial future. In addition, the segment made further investments in core infrastructure and new digital capabilities such as its new TD Wheels app and new mobile-enabled credit card controls.

U.S. Retail

U.S. Retail reported and adjusted net income was $1,191 million (US$900 million), an increase of 7% (5% in U.S. dollars) on a reported basis and 5% (3% in U.S. dollars) on an adjusted basis, compared with the same quarter last year. TD Ameritrade contributed $291 million (US$219 million) in reported and adjusted earnings to the segment, an increase of 28% (25% in U.S. dollars) on a reported basis and 15% (13% in U.S. dollars) on an adjusted basis, compared to the same quarter last year.

The U.S. Retail Bank, which excludes the Bank's investment in TD Ameritrade, contributed $900 million (US$681 million), up 2% (flat in U.S. dollars) from the same quarter last year. Higher loan and deposit volumes were offset by lower margins. This quarter, the U.S. Retail Bank ranked "Highest in Customer Satisfaction with Small Business Banking in the South Region" according to the J.D. Power Small Business Banking Satisfaction Study, a testament to the investments made to upgrade the Small Business Banking digital platform and the segment's ongoing dedication to providing legendary customer service and convenience.

Wholesale

Wholesale Banking net income was $160 million, down $126 million compared with the fourth quarter last year. This quarter, the Wholesale Bank had solid performance in trading, advisory, and underwriting activities. Lower revenue was primarily impacted by derivative valuation charges incurred in the fourth quarter, mainly in connection with significant upgrades made to the derivative valuation system and related methodologies. The Wholesale Bank also saw increased provisions for credit losses related to a limited number of exposures, and higher expenses, including restructuring, as it reduces the cost structure of certain areas of the business. This year, TD Securities once again placed first overall in the StarMine Analyst Awards and was tied for First in Overall Canadian Fixed Income by Greenwich.

TD BANK GROUP • FOURTH QUARTER 2019 EARNINGS NEWS RELEASE	Page 1

Capital

TD's Common Equity Tier 1 Capital ratio on a Basel III fully phased-in basis was 12.1%.

Innovation

"We have made terrific progress extending our digital leadership in 2019, investing in new capabilities across the Bank," added Masrani. "This quarter, we opened our new TD Cyber Fusion Centre, co-locating leading experts from across TD with a focus on strengthening our cyber defences, protecting our customers and safeguarding the Bank. We are also deploying the power of Artificial Intelligence in innovative ways, accelerating the introduction of new digital experiences while leading industry-wide conversations on the development of this groundbreaking technology through our recently released Responsible AI report."

Conclusion

"As we enter 2020, we remain focused on our long-term strategy and are proud of the businesses we continue to build. No matter the operating environment, we are guided by our proven business model, purpose-driven brand, and forward-focused approach, all with the aim to deliver for our customers, colleagues, and shareholders each and every day," added Masrani.

"I want to thank our more than 85,000 colleagues around the globe for living the TD brand, and for their unwavering commitment to delivering legendary experiences for our customers," concluded Masrani.

The foregoing contains forward-looking statements. Please refer to the "Caution Regarding Forward-Looking Statements".

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management's Discussion and Analysis ("2019 MD&A") in the Bank's 2019 Annual Report under the heading "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail, and Wholesale Banking segments under headings "Business Outlook and Focus for 2020", and for the Corporate segment, "Focus for 2020", and in other statements regarding the Bank's objectives and priorities for 2020 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "would", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "goal", "target", "may", and "could".

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank's control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), liquidity, operational (including technology and infrastructure), model, reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; geopolitical risk; the ability of the Bank to execute on long-term strategies and shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans; the ability of the Bank to attract, develop, and retain key executives; disruptions in or attacks (including cyber-attacks) on the Bank's information technology, internet, network access or other voice or data communications systems or services; fraud or other criminal activity to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance and the bank recapitalization "bail-in" regime; exposure related to significant litigation and regulatory matters; increased competition from incumbents and non-traditional competitors, including Fintech and big technology competitors; changes to the Bank's credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; Interbank Offered Rate (IBOR) transition risk; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; environmental and social risk; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please refer to the "Risk Factors and Management" section of the 2019 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the headings "Significant and Subsequent Events, and Pending Transactions" in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2019 MD&A under the headings "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, "Business Outlook and Focus for 2020", and for the Corporate segment, "Focus for 2020", each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank's Audit Committee and was approved by the Bank's Board of Directors, on the Audit Committee's recommendation, prior to its release.

TD BANK GROUP • FOURTH QUARTER 2019 EARNINGS NEWS RELEASE	Page 2

TABLE 1: FINANCIAL HIGHLIGHTS[1]

(millions of Canadian dollars, except as noted)	As at or for the three months ended			As at or for the twelve months ended
	October 31 2019	July 31 2019	October 31 2018	October 31 2019	October 31 2018
Results of operations
Total revenue – reported	$10,340	$10,499	$10,136	$41,065	$38,892
Total revenue – adjusted[2]	10,340	10,499	10,136	41,065	38,981
Provision for credit losses	891	655	670	3,029	2,480
Insurance claims and related expenses	705	712	684	2,787	2,444
Non-interest expenses – reported	5,543	5,374	5,366	22,020	20,195
Non-interest expenses – adjusted[2]	5,463	5,298	5,313	21,085	19,943
Net income – reported	2,856	3,248	2,960	11,686	11,334
Net income – adjusted[2]	2,946	3,338	3,048	12,503	12,183
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses	$684.6	$675.9	$646.4	$684.6	$646.4
Total assets	1,415.3	1,405.4	1,334.9	1,415.3	1,334.9
Total deposits	887.0	870.3	851.4	887.0	851.4
Total equity	87.7	86.4	80.0	87.7	80.0
Total Common Equity Tier 1 Capital risk-weighted assets[3]	456.0	454.9	435.6	456.0	435.6
Financial ratios
Return on common equity – reported	13.6%	15.8%	15.8%	14.5%	15.7%
Return on common equity – adjusted[2,4]	14.0	16.2	16.3	15.6	16.9
Return on tangible common equity[2,4]	18.9	22.0	22.7	20.5	22.7
Return on tangible common equity – adjusted[2,4]	19.1	22.2	22.9	21.5	23.9
Efficiency ratio – reported	53.6	51.2	52.9	53.6	51.9
Efficiency ratio – adjusted[2]	52.8	50.5	52.4	51.3	51.2
Provision for credit losses as a % of net average loans and acceptances[5]	0.51	0.38	0.41	0.45	0.39
Common share information – reported (Canadian dollars)
Per share earnings
Basic	$1.54	$1.75	$1.58	$6.26	$6.02
Diluted	1.54	1.74	1.58	6.25	6.01
Dividends per share	0.74	0.74	0.67	2.89	2.61
Book value per share	45.20	44.30	40.50	45.20	40.50
Closing share price[6]	75.21	77.15	73.03	75.21	73.03
Shares outstanding (millions)
Average basic	1,811.7	1,825.3	1,826.5	1,824.2	1,835.4
Average diluted	1,814.5	1,828.6	1,830.5	1,827.3	1,839.5
End of period	1,811.9	1,819.2	1,828.3	1,811.9	1,828.3
Market capitalization (billions of Canadian dollars)	$136.3	$140.4	$133.5	$136.3	$133.5
Dividend yield[7]	4.0%	3.9%	3.5%	3.9%	3.5%
Dividend payout ratio	48.0	42.3	42.3	46.1	43.3
Price-earnings ratio	12.0	12.3	12.2	12.0	12.2
Total shareholder return (1-year)[8]	7.1	3.9	3.1	7.1	3.1
Common share information – adjusted (Canadian dollars)[2]
Per share earnings
Basic	$1.59	$1.79	$1.63	$6.71	$6.48
Diluted	1.59	1.79	1.63	6.69	6.47
Dividend payout ratio	46.5%	41.1%	41.1%	43.0%	40.2%
Price-earnings ratio	11.2	11.4	11.3	11.2	11.3
Capital Ratios
Common Equity Tier 1 Capital ratio[3]	12.1%	12.0%	12.0%	12.1%	12.0%
Tier 1 Capital ratio[3]	13.5	13.4	13.7	13.5	13.7
Total Capital ratio[3]	16.3	16.1	16.2	16.3	16.2
Leverage ratio	4.0	4.1	4.2	4.0	4.2

[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.
[2]	Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of this document for an explanation of reported and adjusted results.
[3]

Each capital ratio has its own risk-weighted assets (RWA) measure due to the Office of the Superintendent of Financial Institutions Canada (OSFI)-prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). For fiscal 2019, the scalars for inclusion of CVA for Common Equity Tier 1 (CET1), Tier 1, and Total Capital RWA are all 100%. For fiscal 2018, the scalars were 80%, 83%, and 86%, respectively.

[4]	Metrics are non-GAAP financial measures. Refer to the "Return on Common Equity" and "Return on Tangible Common Equity" sections of this document for an explanation.
[5]	Excludes acquired credit-impaired (ACI) loans.
[6]	Toronto Stock Exchange closing market price.
[7]

Dividend yield is calculated as the dividend per common share divided by the daily average closing stock price in the relevant period. Dividend per common share is derived as follows: a) for the quarter – by annualizing the dividend per common share paid during the quarter, and b) for the full year – dividend per common share paid during the year.

[8]	Total shareholder return (TSR) is calculated based on share price movement and dividends reinvested over a trailing one-year period.

TD BANK GROUP • FOURTH QUARTER 2019 EARNINGS NEWS RELEASE	Page 3

HOW WE PERFORMED

How the Bank Reports

The Bank prepares its Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as "reported" results. The Bank also utilizes non-GAAP financial measures referred to as "adjusted" results to assess each of its businesses and to measure the Bank's overall performance. To arrive at adjusted results, the Bank removes "items of note", from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank's performance. The items of note are disclosed in Table 3. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

The Bank's U.S. strategic cards portfolio comprises of agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded consumer credit cards to their U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after credit losses. Under IFRS, TD is required to present the gross amount of revenue and provisions for credit losses related to these portfolios in the Bank's Consolidated Statement of Income. At the segment level, the retailer program partners' share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners' net share) recorded in Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to TD under the agreements.

The following table provides the operating results on a reported basis for the Bank.

TABLE 2: OPERATING RESULTS – Reported[1]

(millions of Canadian dollars)	For the three months ended			For the twelve months ended
	October 31 2019	July 31 2019	October 31 2018	October 31 2019	October 31 2018
Net interest income	$6,175	$6,024	$5,756	$23,931	$22,239

Non-interest income	4,165	4,475	4,380	17,134	16,653
Total revenue	10,340	10,499	10,136	41,065	38,892
Provision for credit losses	891	655	670	3,029	2,480
Insurance claims and related expenses	705	712	684	2,787	2,444

Non-interest expenses	5,543	5,374	5,366	22,020	20,195
Income before income taxes and equity in net income of an investment in TD Ameritrade	3,201	3,758	3,416	13,229	13,773
Provision for income taxes	646	813	691	2,735	3,182

Equity in net income of an investment in TD Ameritrade	301	303	235	1,192	743
Net income – reported	2,856	3,248	2,960	11,686	11,334

Preferred dividends	68	62	51	252	214
Net income available to common shareholders and non-controlling interests in subsidiaries	$2,788	$3,186	$2,909	$11,434	$11,120
Attributable to:
Common shareholders	$2,788	$3,186	$2,891	$11,416	$11,048

Non-controlling interests	–	–	18	18	72
[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.

TD BANK GROUP • FOURTH QUARTER 2019 EARNINGS NEWS RELEASE	Page 4

The following table provides a reconciliation between the Bank's adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income[1]

(millions of Canadian dollars)	For the three months ended			For the twelve months ended
	October 31 2019	July 31 2019	October 31 2018	October 31 2019	October 31 2018
Operating results – adjusted
Net interest income	$6,175	$6,024	$5,756	$23,931	$22,239

Non-interest income[2]	4,165	4,475	4,380	17,134	16,742
Total revenue	10,340	10,499	10,136	41,065	38,981
Provision for credit losses	891	655	670	3,029	2,480
Insurance claims and related expenses	705	712	684	2,787	2,444

Non-interest expenses[3]	5,463	5,298	5,313	21,085	19,943
Income before income taxes and equity in net income of an investment in TD Ameritrade	3,281	3,834	3,469	14,164	14,114
Provision for income taxes	660	824	704	2,949	2,898

Equity in net income of an investment in TD Ameritrade[4]	325	328	283	1,288	967
Net income – adjusted	2,946	3,338	3,048	12,503	12,183

Preferred dividends	68	62	51	252	214

Net income available to common shareholders and non-controlling interests in subsidiaries – adjusted	2,878	3,276	2,997	12,251	11,969
Attributable to:

Non-controlling interests in subsidiaries, net of income taxes	–	–	18	18	72

Net income available to common shareholders – adjusted	2,878	3,276	2,979	12,233	11,897
Pre-tax adjustments of items of note
Amortization of intangibles[5]	(74)	(75)	(76)	(307)	(324)
Charges related to the long-term loyalty agreement with Air Canada[6]	–	–	–	(607)	–
Charges associated with the acquisition of Greystone[7]	(30)	(26)	–	(117)	–
Charges associated with the Scottrade transaction[8]	–	–	(25)	–	(193)
Impact from U.S. tax reform[9]	–	–	–	–	(48)
Provision for (recovery of) income taxes for items of note
Amortization of intangibles[5,10]	(12)	(11)	(13)	(48)	(55)
Charges related to the long-term loyalty agreement with Air Canada[6]	–	–	–	(161)	–
Charges associated with the acquisition of Greystone[7]	(2)	–	–	(5)	–
Charges associated with the Scottrade transaction[8]	–	–	–	–	(5)

Impact from U.S. tax reform[9]	–	–	–	–	344

Total adjustments for items of note	(90)	(90)	(88)	(817)	(849)

Net income available to common shareholders – reported	$2,788	$3,186	$2,891	$11,416	$11,048

[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.
[2]

Adjusted non-interest income excludes the following items of note: Adjustment to the carrying balances of certain tax credit-related investments, as explained in footnote 9 – first quarter 2018 – $(89) million. This amount was reported in the Corporate segment.

[3]

Adjusted non-interest expenses excludes the following items of note: Amortization of intangibles, as explained in footnote 5 – fourth quarter 2019 – $50 million, third quarter 2019 – $50 million, second quarter 2019 – $55 million, first quarter 2019 – $56 million, fourth quarter 2018 – $53 million, third quarter 2018 – $53 million, second quarter 2018 – $62 million, first quarter 2018 – $63 million, reported in the Corporate segment. Charges related to the long-term loyalty agreement with Air Canada, as explained in footnote 6 – first quarter 2019 – $607 million; this amount was reported in the Canadian Retail segment. Charges associated with the acquisition of Greystone, as explained in footnote 7 – fourth quarter 2019 – $30 million, third quarter 2019 – $26 million, second quarter 2019 – $30 million, first quarter 2019 – $31 million; this amount was reported in the Canadian Retail segment. Charges associated with the Bank's acquisition of Scottrade Bank, as explained in footnote 8 – second quarter 2018 – $16 million, first quarter 2018 – $5 million, these amounts were reported in the U.S. Retail segment.

[4]

Adjusted equity in net income of an investment in TD Ameritrade excludes the following items of note: Amortization of intangibles, as explained in footnote 5 – fourth quarter 2019 – $24 million, third quarter 2019 – $25 million, second quarter 2019 – $23 million, first quarter 2019 – $24 million, fourth quarter 2018 – $23 million, third quarter 2018 – $24 million, second quarter 2018 – $24 million, first quarter 2018 – $22 million, and the Bank's share of TD Ameritrade's deferred tax balances adjustment, as explained in footnote 9 – first quarter 2018 – $(41) million. The earnings impact of both of these items was reported in the Corporate segment. The Bank's share of costs associated with TD Ameritrade's acquisition of Scottrade Financial Services Inc. ("Scottrade"), as explained in footnote 8 – fourth quarter 2018 – $25 million, third quarter 2018 – $18 million, second quarter 2018 – $61 million and first quarter 2018 – $68 million. This item was reported in the U.S. Retail segment.

[5]

Amortization of intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after tax amounts for amortization of intangibles relating to the Equity in net income of the investment in TD Ameritrade. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.

[6]

On January 10, 2019, the Bank's long-term loyalty program agreement with Air Canada became effective in conjunction with Air Canada completing its acquisition of Aimia Canada Inc., which operates the Aeroplan loyalty business (the "Transaction"). In connection with the Transaction, the Bank recognized an expense of $607 million ($446 million after tax) in the Canadian Retail segment during the first quarter of 2019.

[7]

On November 1, 2018, the Bank acquired Greystone Capital Management Inc., the parent company of Greystone Managed Investments Inc. ("Greystone"). The Bank incurred acquisition-related charges including compensation to employee shareholders issued in common shares in respect of the purchase price, direct transaction costs, and certain other acquisition-related costs. These amounts have been recorded as an adjustment to net income and were reported in the Canadian Retail segment.

[8]

On September 18, 2017, the Bank acquired Scottrade Bank and TD Ameritrade acquired Scottrade, together with the Bank's purchase of TD Ameritrade shares issued in connection with TD Ameritrade's acquisition of Scottrade (the "Scottrade transaction"). Scottrade Bank merged with TD Bank, N.A. The Bank and TD Ameritrade incurred acquisition related charges including employee severance, contract termination fees, direct transaction costs, and other one-time charges. These amounts have been recorded as an adjustment to net income and include charges associated with the Bank's acquisition of Scottrade Bank and the after tax amounts for the Bank's share of charges associated with TD Ameritrade's acquisition of Scottrade. These amounts are reported in the U.S. Retail segment.

[9]

The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in a net charge to earnings during 2018 of $392 million, comprising a net $48 million pre-tax charge related to the write-down of certain tax credit-related investments, partially offset by the favourable impact of the Bank's share of TD Ameritrade's remeasurement of its deferred income tax balances, and a net $344 million income tax expense resulting from the remeasurement of the Bank's deferred tax assets and liabilities to the lower base rate of 21% and other related tax adjustments. The earnings impact was reported in the Corporate segment.

[10]

The amounts reported for the three months ended January 31, 2018, and the twelve months ended October 31, 2018, exclude $31 million relating to the one-time adjustment of associated deferred tax liability balances as a result of the U.S. Tax Act. The impact of this adjustment is included in the Impact from U.S. tax reform item of note.

TD BANK GROUP • FOURTH QUARTER 2019 EARNINGS NEWS RELEASE	Page 5

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]

(Canadian dollars)	For the three months ended			For the twelve months ended
	October 31 2019	July 31 2019	October 31 2018	October 31 2019	October 31 2018
Basic earnings per share – reported	$1.54	$1.75	$1.58	$6.26	$6.02

Adjustments for items of note[2]	0.05	0.04	0.05	0.45	0.46
Basic earnings per share – adjusted	$1.59	$1.79	$1.63	$6.71	$6.48
Diluted earnings per share – reported	$1.54	$1.74	$1.58	$6.25	$6.01

Adjustments for items of note[2]	0.05	0.05	0.05	0.44	0.46
Diluted earnings per share – adjusted	$1.59	$1.79	$1.63	$6.69	$6.47

[1]	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
[2]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

TABLE 5: NON-GAAP FINANCIAL MEASURES – Reconciliation of Reported to Adjusted Provision for Income Taxes

(millions of Canadian dollars, except as noted)	For the three months ended			For the twelve months ended
	October 31 2019	July 31 2019	October 31 2018	October 31 2019	October 31 2018
Provision for income taxes – reported	$646	$813	$691	$2,735	$3,182

Total adjustments for items of note[1]	14	11	13	214	(284)
Provision for income taxes – adjusted	$660	$824	$704	$2,949	$2,898
Effective income tax rate – reported	20.2%	21.6%	20.2%	20.7%	23.1%

Effective income tax rate – adjusted[2,3]	20.1	21.5	20.3	20.8	20.5

[1]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
[2]	The tax effect for each item of note is calculated using the statutory income tax rate of the applicable legal entity.
[3]	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

RETURN ON COMMON EQUITY

The Bank's methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. For fiscal 2019, the capital allocated to the business segments is based on 10% CET1 Capital. Capital allocated to the business segments was based on 9% for fiscal 2018.

Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure and is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6: RETURN ON COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the twelve months ended
	October 31 2019	July 31 2019	October 31 2018	October 31 2019	October 31 2018

Average common equity	$81,286	$80,160	$72,461	$78,638	$70,499
Net income available to common shareholders – reported	2,788	3,186	2,891	11,416	11,048

Items of note, net of income taxes[1]	90	90	88	817	849
Net income available to common shareholders – adjusted	$2,878	$3,276	$2,979	$12,233	$11,897
Return on common equity – reported	13.6%	15.8%	15.8%	14.5%	15.7%

Return on common equity – adjusted	14.0	16.2	16.3	15.6	16.9

[1]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

RETURN ON TANGIBLE COMMON EQUITY

Tangible common equity (TCE) is calculated as common shareholders' equity less goodwill, imputed goodwill and intangibles on an investment in TD Ameritrade and other acquired intangible assets, net of related deferred tax liabilities. Return on tangible common equity (ROTCE) is calculated as reported net income available to common shareholders after adjusting for the after-tax amortization of acquired intangibles, which are treated as an item of note, as a percentage of average TCE. Adjusted ROTCE is calculated using reported net income available to common shareholders, adjusted for items of note, as a percentage of average TCE. Adjusted ROTCE provides a useful measure of the performance of the Bank's income producing assets, independent of whether or not they were acquired or developed internally. TCE, ROTCE, and adjusted ROTCE are each non-GAAP financial measures and are not defined terms under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TD BANK GROUP • FOURTH QUARTER 2019 EARNINGS NEWS RELEASE	Page 6

TABLE 7: RETURN ON TANGIBLE COMMON EQUITY

(millions of Canadian dollars, except as noted)	For the three months ended			For the twelve months ended
	October 31 2019	July 31 2019	October 31 2018	October 31 2019	October 31 2018

Average common equity	$81,286	$80,160	$72,461	$78,638	$70,499
Average goodwill	17,046	17,123	16,390	17,070	16,197
Average imputed goodwill and intangibles on an investment in TD Ameritrade	4,119	4,145	4,100	4,146	4,100
Average other acquired intangibles[1]	613	666	597	662	676

Average related deferred tax liabilities	(267)	(272)	(219)	(260)	(240)

Average tangible common equity	59,775	58,498	51,593	57,020	49,766
Net income available to common shareholders – reported	2,788	3,186	2,891	11,416	11,048

Amortization of acquired intangibles, net of income taxes[2]	62	64	63	259	269
Net income available to common shareholders after adjusting for after-tax amortization of acquired intangibles	2,850	3,250	2,954	11,675	11,317

Other items of note, net of income taxes[2]	28	26	25	558	580
Net income available to common shareholders – adjusted	$2,878	$3,276	$2,979	$12,233	$11,897
Return on tangible common equity	18.9%	22.0%	22.7%	20.5%	22.7%

Return on tangible common equity – adjusted	19.1	22.2	22.9	21.5	23.9

[1]	Excludes intangibles relating to software and asset servicing rights.
[2]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Impact of Foreign Exchange Rate on U.S. Retail Segment Translated Earnings

The following table reflects the estimated impact of foreign currency translation on key U.S. Retail segment income statement items.

TABLE 8: IMPACT OF FOREIGN CURRENCY TRANSLATION ON U.S. RETAIL SEGMENT EARNINGS

(millions of Canadian dollars, except as noted)	For the three months ended	For the twelve months ended
	October 31, 2019 vs. October 31, 2018 Increase (Decrease)	October 31, 2019 vs. October 31, 2018 Increase (Decrease)
U.S. Retail Bank
Total revenue	$ 46	$ 369
Non-interest expenses – reported	26	199
Non-interest expenses – adjusted	26	199
Net income – reported, after tax	14	120

Net income – adjusted, after tax	14	120
Equity in net income of an investment in TD Ameritrade – reported[1]	3	37

Equity in net income of an investment in TD Ameritrade – adjusted[1]	3	37
U.S. Retail segment net income – reported, after tax	17	158

U.S. Retail segment net income – adjusted, after tax	17	158
Earnings per share (Canadian dollars)
Basic – reported	$ 0.01	$ 0.09
Basic – adjusted	0.01	0.09
Diluted – reported	0.01	0.09
Diluted – adjusted	0.01	0.09

[1]	Equity in net income of an investment in TD Ameritrade and the foreign exchange impact are reported with a one-month lag.

Average foreign exchange rate (equivalent of CAD $1.00)	For the three months ended		For the Twelve months ended
	October 31 2019	October 31 2018	October 31 2019	October 31 2018

U.S. dollar	1.324	1.303	1.329	1.287

TD BANK GROUP • FOURTH QUARTER 2019 EARNINGS NEWS RELEASE	Page 7

SIGNIFICANT AND SUBSEQUENT EVENTS, AND PENDING TRANSACTIONS

Bank Supports Acquisition of TD Ameritrade Holding Corporation by The Charles Schwab Corporation

On November 25, 2019, the Bank announced its support for the acquisition of TD Ameritrade Holding Corporation (TD Ameritrade), of which the Bank is a major shareholder, by The Charles Schwab Corporation (Schwab), through a definitive agreement announced by those companies. Under the terms of the transaction, all TD Ameritrade shareholders, including the Bank, would exchange each TD Ameritrade share they own for 1.0837 shares of Schwab. As a result, the Bank will exchange its approximate 43% in TD Ameritrade for an approximate 13.4% stake in Schwab, consisting of up to 9.9% voting common shares and the remainder in non-voting common shares, convertible upon transfer to a third party. TD expects to record a revaluation gain at closing.

The transaction is subject to certain closing conditions, including majority approval by the shareholders of each of TD Ameritrade and Schwab, and majority approval of TD Ameritrade's shareholders other than TD and certain other shareholders of TD Ameritrade that have entered into voting agreements. In addition, the transaction is subject to receipt of regulatory approvals. The transaction is expected to close in the second half of calendar 2020, subject to all applicable closing conditions having been satisfied.

If the transaction closes, it is expected to have minimal capital impact on the Bank, and the Bank expects to account for its investment in Schwab using the equity method of accounting. The Bank and Schwab have entered into a new Stockholders' Agreement that will become effective upon closing, under which the Bank will have two seats on Schwab's Board of Directors, subject to the Bank meeting certain conditions. Under the agreement, the Bank will be subject to customary standstill and lockup restrictions. The Bank and Schwab have also entered into a revised and extended long-term Insured Deposit Account (IDA) agreement that will become effective upon closing and extends to 2031. Starting on July 1, 2021, IDA deposits, which were $142 billion (US$108 billion) as at October 31, 2019, can be reduced at Schwab's option by up to US$10 billion a year, with a floor of US$50 billion. The servicing fee under the revised IDA agreement will be set at 15 basis points (bps) upon closing.

Agreement for Air Canada Credit Card Loyalty Program

On January 10, 2019, the Bank's long-term loyalty program agreement (the "Loyalty Agreement") with Air Canada became effective in conjunction with Air Canada completing its acquisition of Aimia Canada Inc., which operates the Aeroplan loyalty business (the "Transaction"). Under the terms of the Loyalty Agreement, the Bank will become the primary credit card issuer for Air Canada's new loyalty program when it launches in 2020 through to 2030. TD Aeroplan cardholders will become members of Air Canada's new loyalty program and their miles will be transitioned when Air Canada's new loyalty program launches in 2020.

In connection with the Transaction, the Bank paid $622 million plus applicable sales tax to Air Canada, of which $547 million ($446 million after sales and income taxes) was recognized in non-interest expenses – other in the Canadian Retail segment, and $75 million was recognized as an intangible asset which will be amortized over the Loyalty Agreement term. In addition, the Bank prepaid $308 million plus applicable sales tax for the future purchase of loyalty points over a ten-year period. The Bank also expects to incur additional pre-tax costs of approximately $100 million over two years to build the functionality required to facilitate the new program. The Transaction reduced the Bank's CET1 ratio by approximately 13 bps.

Acquisition of Greystone

On November 1, 2018, the Bank acquired 100% of the outstanding equity of Greystone for consideration of $821 million, of which $479 million was paid in cash and $342 million was paid in the Bank's common shares. The value of 4.7 million common shares issued as consideration was based on the volume weighted-average market price of the Bank's common shares over the 10 trading day period immediately preceding the fifth business day prior to the acquisition date and was recorded based on market price at close. Common shares of $167 million issued to employee shareholders in respect of the purchase price are being held in escrow for two years post-acquisition, subject to their continued employment, and are being recorded as a compensation expense over the two-year escrow period.

The acquisition was accounted for as a business combination under the purchase method. As at November 1, 2018, the acquisition contributed $165 million of assets and $46 million of liabilities. The excess of accounting consideration over the fair value of the identifiable net assets has been allocated to customer relationship intangibles of $140 million, deferred tax liability of $37 million, and goodwill of $432 million. Goodwill is not deductible for tax purposes. The results of the acquisition have been consolidated from the acquisition date and reported in the Canadian Retail segment.

TD BANK GROUP • FOURTH QUARTER 2019 EARNINGS NEWS RELEASE	Page 8

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, wealth management services, and the Bank's investment in TD Ameritrade; and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments the Bank indicates that the measure is adjusted. For further details, refer to the "How the Bank Reports" section of this document, the "Business Focus" section in the 2019 MD&A, and Note 29 of the Bank's Consolidated Financial Statements for the year ended October 31, 2019. For information concerning the Bank's measure of adjusted return on average common equity, which is a non-GAAP financial measure, refer to the "How We Performed" section of this document.

Provision for credit losses (PCL) related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking's results are reversed in the Corporate segment. The TEB adjustment for the quarter was $36 million, compared with $28 million in the fourth quarter last year, and $37 million in the prior quarter.

TABLE 9: CANADIAN RETAIL

(millions of Canadian dollars, except as noted)		For the three months ended
	October 31 2019	July 31 2019	October 31 2018
Net interest income	$3,173	$3,122	$3,022

Non-interest income	2,960	3,024	2,830
Total revenue	6,133	6,146	5,852
Provision for credit losses – impaired	324	282	245
Provision for credit losses – performing	76	34	18
Total provision for credit losses	400	316	263
Insurance claims and related expenses	705	712	684
Non-interest expenses – reported	2,637	2,533	2,530
Non-interest expenses – adjusted[1]	2,607	2,507	2,530
Provision for (recovery of) income taxes – reported	646	695	634
Provision for (recovery of) income taxes – adjusted[1]	648	695	634
Net income – reported	1,745	1,890	1,741
Net income – adjusted[1]	$1,773	$1,916	$1,741
Selected volumes and ratios
Return on common equity – reported[2]	37.9%	41.7%	45.1%
Return on common equity – adjusted[1,2]	38.5	42.2	45.1
Net interest margin (including on securitized assets)	2.96	2.96	2.94
Efficiency ratio – reported	43.0	41.2	43.2
Efficiency ratio – adjusted[1]	42.5	40.8	43.2
Assets under administration (billions of Canadian dollars)	$422	$419	$389
Assets under management (billions of Canadian dollars)	353	350	289
Number of Canadian retail branches	1,091	1,097	1,098
Average number of full-time equivalent staff	41,650	41,583	39,283

[1]

Adjusted non-interest expenses exclude the following items of note: Charges associated with the acquisition of Greystone in the fourth quarter 2019 – $30 million ($28 million after tax) and the third quarter 2019 – $26 million ($26 million after tax). For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

[2]	Capital allocated to the business segment was based on 10% CET1 Capital in fiscal 2019 and 9% in fiscal 2018.

Quarterly comparison – Q4 2019 vs. Q4 2018

Canadian Retail reported net income for the quarter was $1,745 million, an increase of $4 million, compared with the fourth quarter last year. The increase in earnings reflects revenue growth, partially offset by higher PCL, non-interest expenses including charges associated with the acquisition of Greystone, and insurance claims. On an adjusted basis, net income for the quarter was $1,773 million, an increase of $32 million, or 2%. The reported and adjusted annualized ROE for the quarter was 37.9% and 38.5%, respectively, compared with 45.1% in the fourth quarter last year.

Canadian Retail revenue is derived from Canadian personal and commercial banking, wealth, and insurance businesses. Revenue for the quarter was $6,133 million, an increase of $281 million, or 5%, compared with the fourth quarter last year.

Net interest income increased $151 million, or 5%, reflecting volume growth. Average loan volumes increased $19 billion, or 5%, reflecting 4% growth in personal loans and 9% growth in business loans. Average deposit volumes increased $16 billion, or 5%, reflecting 6% growth in personal deposits, 3% growth in business deposits, and 4% growth in wealth deposits. Net interest margin was 2.96%, an increase of 2 bps, reflecting higher interest rates, partially offset by competitive pricing in term deposits and loans.

Non-interest income increased $130 million, or 5%, reflecting an increase in insurance revenues, higher fee-based revenue in the wealth business, and the acquisition of Greystone.

Assets under administration (AUA) were $422 billion as at October 31, 2019, an increase of $33 billion, or 8%, compared with the fourth quarter last year, reflecting new asset growth and increases in market value. Assets under management (AUM) were $353 billion as at October 31, 2019, an increase of $64 billion, or 22%, compared with the fourth quarter last year, reflecting the acquisition of Greystone and increases in market value.

PCL for the quarter was $400 million, an increase of $137 million, or 52%, compared with the fourth quarter last year. PCL – impaired was $324 million, an increase of $79 million, or 32%, reflecting low prior period provisions in commercial, higher insolvencies in the other personal lending and credit card portfolios, and volume growth. PCL – performing was $76 million, an increase of $58 million, reflecting credit migration across the consumer lending and commercial portfolios, including the impact of parameter updates, and volume growth. Total PCL as an annualized percentage of credit volume was 0.37%, or an increase of 12 bps.

TD BANK GROUP • FOURTH QUARTER 2019 EARNINGS NEWS RELEASE	Page 9

Insurance claims and related expenses for the quarter were $705 million, an increase of $21 million, or 3%, compared with the fourth quarter last year. The increase reflects higher current year claims related to business growth, partially offset by more favourable prior years' claims development and less severe weather-related events.

Reported non-interest expenses for the quarter were $2,637 million, an increase of $107 million, or 4%, compared with the fourth quarter last year, reflecting higher spend supporting business growth including employee-related costs and charges associated with the acquisition of Greystone, partially offset by lower marketing costs. On an adjusted basis, non-interest expenses were $2,607 million, an increase of $77 million, or 3%.

The reported and adjusted efficiency ratio for the quarter was 43.0% and 42.5%, respectively, compared with 43.2% in the fourth quarter last year.

Quarterly comparison – Q4 2019 vs. Q3 2019

Canadian Retail reported net income for the quarter decreased $145 million, or 8%, compared with the prior quarter. The decrease in earnings reflects higher non-interest expenses and PCL. On an adjusted basis, net income decreased $143 million, or 7%. The reported and adjusted annualized ROE for the quarter was 37.9% and 38.5%, respectively, compared with 41.7% and 42.2%, respectively, in the prior quarter.

Revenue decreased $13 million compared with the prior quarter. Net interest income increased $51 million, or 2%, reflecting volume growth. Average loan volumes increased $7 billion, or 2%, reflecting 1% growth in personal loans and 2% growth in business loans. Average deposit volumes increased $7 billion, or 2%. Net interest margin was 2.96%, consistent with the prior quarter.

Non-interest income decreased $64 million, or 2%, reflecting a decrease in the fair value of investments supporting claims liabilities as well as a revaluation of points liabilities offset by growth in fee revenues.

AUA increased $3 billion, or 1%, compared with the prior quarter, reflecting new asset growth. AUM increased $3 billion, or 1%, reflecting increases in market value.

PCL for the quarter increased $84 million, or 27%, compared with the prior quarter. PCL – impaired increased by $42 million, or 15%, reflecting credit migration in the auto and commercial portfolios. PCL – performing increased by $42 million, reflecting credit migration in the credit card and commercial portfolios. Total PCL as an annualized percentage of credit volume was 0.37%, an increase of 8 bps.

Insurance claims and related expenses for the quarter decreased $7 million, or 1%, compared with the prior quarter.

Reported non-interest expenses increased $104 million, or 4%, compared with the prior quarter, reflecting higher spend supporting business growth including employee-related expenses, and investment in strategic initiatives. On an adjusted basis, non-interest expenses increased $100 million, or 4%.

The reported and adjusted efficiency ratio for the quarter was 43.0% and 42.5%, respectively, compared with 41.2% and 40.8%, respectively, in the prior quarter.

TD BANK GROUP • FOURTH QUARTER 2019 EARNINGS NEWS RELEASE	Page 10

TABLE 10: U.S. RETAIL

(millions of dollars, except as noted)		For the three months ended
Canadian Dollars	October 31 2019	July 31 2019	October 31 2018
Net interest income	$2,232	$2,241	$2,145
Non-interest income[1]	717	745	713
Total revenue – reported	2,949	2,986	2,858
Provision for credit losses – impaired	268	184	205
Provision for credit losses – performing	27	71	39
Total provision for credit losses	295	255	244
Non-interest expenses	1,669	1,604	1,637
Provision for (recovery of) income taxes[1]	85	134	91

U.S. Retail Bank net income	900	993	886
Equity in net income of an investment in TD Ameritrade – reported[1,2]	291	294	228
Equity in net income of an investment in TD Ameritrade – adjusted[1,3]	291	294	253
Net income – reported	1,191	1,287	1,114
Net income – adjusted	$1,191	$1,287	$1,139

U.S. Dollars
Net interest income	$1,687	$1,686	$1,646
Non-interest income[1]	543	561	547
Total revenue – reported	2,230	2,247	2,193
Provision for credit losses – impaired	203	138	157
Provision for credit losses – performing	20	53	30
Total provision for credit losses	223	191	187
Non-interest expenses	1,261	1,208	1,256
Provision for (recovery of) income taxes[1]	65	101	70

U.S. Retail Bank net income	681	747	680
Equity in net income of an investment in TD Ameritrade – reported[1,2]	219	220	175
Equity in net income of an investment in TD Ameritrade – adjusted[1,3]	219	220	194
Net income – reported	900	967	855
Net income – adjusted	$900	$967	$874
Selected volumes and ratios
Return on common equity – reported[4]	11.8%	12.9%	12.8%
Return on common equity – adjusted[3,4]	11.8	12.9	13.0
Net interest margin[5]	3.18	3.27	3.33
Efficiency ratio	56.5	53.8	57.3
Assets under administration (billions of U.S. dollars)	$21	$20	$19
Assets under management (billions of U.S. dollars)	44	43	52
Number of U.S. retail stores	1,241	1,238	1,257
Average number of full-time equivalent staff	26,513	26,590	27,015

[1]

The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act has resulted in an adjustment during 2018 to the Bank's U.S. deferred tax assets and liabilities to the lower base rate of 21% as well as an adjustment to the Bank's carrying balances of certain tax-related investments and its investment in TD Ameritrade. The earnings impact was reported in the Corporate segment. For additional details, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

[2]	The after-tax amounts for amortization of intangibles relating to the Equity in net income of the investment in TD Ameritrade is recorded in the Corporate segment with other acquired intangibles.
[3]

Adjusted equity in net income of an investment in TD Ameritrade excludes the following items of note: The Bank's share of costs associated with TD Ameritrade's acquisition of Scottrade in the fourth quarter 2018 – $25 million or US$19 million after tax. For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

[4]	Capital allocated to the business segment was based on 10% CET1 Capital in fiscal 2019 and 9% in fiscal 2018.
[5]

Net interest margin excludes the impact related to the TD Ameritrade IDA and the impact of intercompany deposits and cash collateral. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value.

Quarterly comparison – Q4 2019 vs. Q4 2018

U.S. Retail reported net income for the quarter was $1,191 million (US$900 million), an increase of $77 million (US$45 million), or 7% (5% in U.S. dollars), compared with the fourth quarter last year. On an adjusted basis, net income for the quarter increased $52 million (US$26 million), or 5% (3% in U.S. dollars). The reported and adjusted annualized ROE for the quarter was 11.8%, compared with 12.8% and 13.0%, respectively, in the fourth quarter last year.

U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank's investment in TD Ameritrade. Net income for the quarter from the U.S. Retail Bank and the Bank's investment in TD Ameritrade were $900 million (US$681 million) and $291 million (US$219 million), respectively.

The reported contribution from TD Ameritrade of US$219 million increased US$44 million, or 25%, compared with the fourth quarter last year, primarily reflecting higher asset-based revenue and charges associated with the Scottrade transaction in the same quarter last year, partially offset by higher operating expenses. Adjusted contribution from TD Ameritrade increased US$25 million, or 13%.

U.S. Retail Bank net income of US$681 million for the quarter increased US$1 million.

U.S. Retail Bank revenue is derived from personal and business banking, and wealth management. Revenue for the quarter was US$2,230 million, an increase of US$35 million, or 2%, compared with the fourth quarter last year. Net interest income increased US$41 million, or 2%, reflecting growth in loan and deposit volumes. Net interest margin was 3.18%, a 15 bps decrease, primarily reflecting lower deposit margins and balance sheet mix. Non-interest income decreased US$4 million, or 1%.

Average loan volumes increased US$10 billion, or 7%, compared with the fourth quarter last year, due to growth of 7% in both personal and business loans. Average deposit volumes increased US$8 billion, or 3%, reflecting 4% growth in personal and 7% growth in business deposit volumes, partially offset by a decrease in sweep deposit volume from TD Ameritrade.

AUA were US$21 billion as at October 31, 2019, relatively flat, compared with the fourth quarter last year. AUM were US$44 billion as at October 31, 2019, a decrease of US$8 billion, or 16%, reflecting net fund outflows including the impact of the strategic disposition of U.S. money market funds in the first quarter of this year.

PCL for the quarter was US$223 million, an increase of US$36 million, or 19%, compared with the fourth quarter last year. PCL – impaired was US$203 million, an increase of US$46 million, or 29%, driven by higher provisions for the commercial portfolio and volume growth and seasoning in the

TD BANK GROUP • FOURTH QUARTER 2019 EARNINGS NEWS RELEASE	Page 11

auto and credit card portfolios. PCL – performing was US$20 million, a decrease of US$10 million. U.S. Retail PCL including only the Bank's contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.55%, or an increase of 5 bps.

Non-interest expenses for the quarter were US$1,261 million, which included US$52 million of restructuring charges. Non-interest expense increased US$5 million, compared with the fourth quarter last year, primarily due to the restructuring charges and business volume growth, partially offset by productivity savings and an adjustment in post-retirement benefit costs.

The efficiency ratio for the quarter was 56.5%, compared with 57.3% in the fourth quarter last year.

Quarterly comparison – Q4 2019 vs. Q3 2019

U.S. Retail net income decreased $96 million (US$67 million), or 7% (7% in U.S. dollars), compared with the prior quarter. The annualized ROE for the quarter was 11.8%, compared to 12.9%, in the prior quarter.

The contribution from TD Ameritrade was US$219 million, flat to the prior quarter, as higher asset-based revenue and higher trading volumes in the current quarter were offset by a gain on disposition of assets in the Trust business in the prior quarter.

U.S. Retail Bank net income for the quarter decreased US$66 million, or 9%, compared with the prior quarter, due to higher PCL and restructuring charges, partially offset by higher loan and deposit volumes.

Revenue for the quarter decreased US$17 million, or 1%, compared with the prior quarter. Net interest income was relatively flat, with deposit margin compression, partially offset by higher loan and deposit volumes. Net interest margin was 3.18%, a 9 bps decrease compared to the prior quarter primarily due to lower deposit margins. Non-interest income decreased US$18 million, or 3%.

Average loan volumes increased US$3 billion, or 2%, compared with the prior quarter, due to growth in personal loans of 4%. Average deposit volumes increased US$6 billion, or 2%, reflecting 5% growth in business deposit volumes and a 3% increase in sweep deposit volume from TD Ameritrade.

AUA were US$21 billion as at October 31, 2019, relatively flat, compared with the prior quarter. AUM were US$44 billion as at October 31, 2019, relatively flat, compared with the prior quarter.

PCL for the quarter increased US$32 million, or 17%, compared with the prior quarter. PCL – impaired increased by US$65 million, or 47%, primarily reflecting seasonal trends in the auto and credit card portfolios and prior period parameter updates in the consumer lending portfolios. PCL – performing decreased by US$33 million, primarily reflecting prior quarter parameter updates in the consumer lending portfolios, partially offset by seasonal trends in the auto and credit card portfolios. U.S. Retail PCL including only the Bank's contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.55%, or an increase of 7 bps.

Non-interest expenses for the quarter increased US$53 million, or 4%, compared with the prior quarter, reflecting the restructuring charges and higher costs related to business volume growth, partially offset by an adjustment in post-retirement benefit costs.

The efficiency ratio for the quarter was 56.5%, compared with 53.8% in the prior quarter.

TABLE 11: WHOLESALE BANKING[1]

(millions of Canadian dollars, except as noted)	For the three months ended
	October 31 2019	July 31 2019	October 31 2018
Net interest income (TEB)	$278	$198	$273

Non-interest income	570	716	658
Total revenue	848	914	931
Provision for (recovery of) credit losses – impaired	8	12	–
Provision for (recovery of) credit losses – performing	33	(11)	8
Total provision for (recovery of) credit losses	41	1	8
Non-interest expenses	600	594	551
Provision for (recovery of) income taxes (TEB)[2]	47	75	86
Net income	$160	$244	$286
Selected volumes and ratios
Trading-related revenue (TEB)	$411	$500	$484
Gross drawn (billions of Canadian dollars)[3]	24.1	24.3	23.9
Return on common equity[4]	8.5%	13.4%	18.4%
Efficiency ratio	70.8	65.0	59.2

Average number of full-time equivalent staff	4,570	4,594	4,426

[1]	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.
[2]

The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act resulted in a one-time adjustment during 2018 to Wholesale Banking's U.S. deferred tax assets and liabilities to the lower base rate of 21%. The earnings impact was reported in the Corporate segment. For additional details, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

[3]	Includes gross loans and bankers' acceptances, excluding letters of credit, cash collateral, credit default swaps, and reserves for the corporate lending business.
[4]	Capital allocated to the business segment was based on 10% CET1 Capital in fiscal 2019 and 9% in fiscal 2018.

Quarterly comparison – Q4 2019 vs. Q4 2018

Wholesale Banking net income for the quarter was $160 million, a decrease of $126 million compared with the fourth quarter last year reflecting lower revenue, higher non-interest expenses, and higher PCL.

Wholesale Banking revenue is derived primarily from capital markets and corporate and investment banking services provided to corporate, government, and institutional clients. Wholesale Banking generates revenue from corporate lending, advisory, underwriting, sales, trading and research, client securitization, trade finance, cash management, prime services, and trade execution services. Revenue for the quarter was $848 million, a decrease of $83 million compared with the fourth quarter last year primarily reflecting derivative valuation charges of $96 million, as well as lower equity underwriting and advisory fees, partially offset by higher debt underwriting fees.

PCL for the quarter was $41 million, compared to $8 million in the fourth quarter last year. PCL – impaired was $8 million. PCL – performing was $33 million reflecting credit migration.

Non-interest expenses were $600 million, an increase of $49 million compared with the fourth quarter last year. The increase reflects restructuring charges of $23 million, higher securities lending fees and software costs, and the impact of foreign exchange translation, partially offset by lower variable compensation.

TD BANK GROUP • FOURTH QUARTER 2019 EARNINGS NEWS RELEASE	Page 12

Quarterly comparison – Q4 2019 vs. Q3 2019

Wholesale Banking net income for the quarter decreased $84 million compared with the prior quarter largely reflecting lower revenue and higher PCL.

Revenue for the quarter decreased $66 million compared with the prior quarter primarily reflecting derivative valuation charges and lower loan fees, partially offset by higher trading-related revenue.

PCL for the quarter was $41 million, compared to $1 million in the prior quarter. PCL – impaired was $8 million. PCL – performing was $33 million reflecting credit migration.

Non-interest expenses for the quarter increased $6 million compared with the prior quarter. The increase reflects restructuring charges of $23 million, partially offset by lower variable compensation.

TABLE 12: CORPORATE

(millions of Canadian dollars)	For the three months ended
	October 31 2019	July 31 2019	October 31 2018
Net income (loss) – reported	$(240)	$(173)	$(181)
Pre-tax adjustments for items of note[1]

Amortization of intangibles	74	75	76
Total pre-tax adjustments for items of note	74	75	76

Provision for (recovery of) income taxes for items of note	12	11	13
Net income (loss) – adjusted	$(178)	$(109)	$(118)
Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(201)	$(156)	$(221)
Other	23	47	85

Non-controlling interests	–	–	18
Net income (loss) – adjusted	$(178)	$(109)	$(118)
Selected volumes

Average number of full-time equivalent staff	17,316	17,277	15,864

[1]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Quarterly comparison – Q4 2019 vs. Q4 2018

Corporate segment's reported net loss for the quarter was $240 million, compared with a reported net loss of $181 million in the fourth quarter last year. The year-over-year increase in reported net loss was primarily attributable to lower contribution from other items and non-controlling interests, partially offset by lower net corporate expenses. Other items decreased primarily reflecting lower revenue from treasury and balance sheet management activities in the current quarter. Net corporate expenses decreased largely reflecting lower net pension expenses in the current quarter, partially offset by restructuring charges of $51 million. Adjusted net loss was $178 million, compared with an adjusted net loss of $118 million in the fourth quarter last year.

Quarterly comparison – Q4 2019 vs. Q3 2019

Corporate segment's reported net loss for the quarter was $240 million, compared with a reported net loss of $173 million in the prior quarter. The quarter-over-quarter increase in reported net loss was primarily attributable to lower contribution of other items and increased net corporate expenses. Net corporate expenses increased largely reflecting restructuring charges of $51 million in the current quarter. Other items decreased primarily reflecting lower revenue from treasury and balance sheet management activities this quarter. Adjusted net loss was $178 million, compared with an adjusted net loss of $109 million in the prior quarter.

TD BANK GROUP • FOURTH QUARTER 2019 EARNINGS NEWS RELEASE	Page 13

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET[1]
(millions of Canadian dollars)		As at
	October 31 2019	October 31 2018
ASSETS
Cash and due from banks	$4,863	$4,735
Interest-bearing deposits with banks	25,583	30,720

	30,446	35,455
Trading loans, securities, and other	146,000	127,897
Non-trading financial assets at fair value through profit or loss	6,503	4,015
Derivatives	48,894	56,996
Financial assets designated at fair value through profit or loss	4,040	3,618
Financial assets at fair value through other comprehensive income	111,104	130,600

	316,541	323,126
Debt securities at amortized cost, net of allowance for credit losses	130,497	107,171
Securities purchased under reverse repurchase agreements	165,935	127,379
Loans
Residential mortgages	235,640	225,191
Consumer instalment and other personal	180,334	172,079
Credit card	36,564	35,018
Business and government	236,517	217,654

	689,055	649,942

Allowance for loan losses	(4,447)	(3,549)

Loans, net of allowance for loan losses	684,608	646,393
Other
Customers' liability under acceptances	13,494	17,267
Investment in TD Ameritrade	9,316	8,445
Goodwill	16,976	16,536
Other intangibles	2,503	2,459
Land, buildings, equipment, and other depreciable assets	5,513	5,324
Deferred tax assets	1,799	2,812
Amounts receivable from brokers, dealers, and clients	20,575	26,940
Other assets	17,087	15,596

	87,263	95,379
Total assets	$1,415,290	$1,334,903
LIABILITIES
Trading deposits	$26,885	$114,704
Derivatives	50,051	48,270
Securitization liabilities at fair value	13,058	12,618
Financial liabilities designated at fair value through profit or loss	105,131	16

	195,125	175,608
Deposits
Personal	503,430	477,644
Banks	16,751	16,712
Business and government	366,796	357,083

	886,977	851,439
Other
Acceptances	13,494	17,269
Obligations related to securities sold short	29,656	39,478
Obligations related to securities sold under repurchase agreements	125,856	93,389
Securitization liabilities at amortized cost	14,086	14,683
Amounts payable to brokers, dealers, and clients	23,746	28,385
Insurance-related liabilities	6,920	6,698
Other liabilities	21,004	19,174

	234,762	219,076
Subordinated notes and debentures	10,725	8,740
Total liabilities	1,327,589	1,254,863
EQUITY
Shareholders' Equity
Common shares	21,713	21,221
Preferred shares	5,800	5,000
Treasury shares – common	(41)	(144)
Treasury shares – preferred	(6)	(7)
Contributed surplus	157	193
Retained earnings	49,497	46,145
Accumulated other comprehensive income (loss)	10,581	6,639

	87,701	79,047
Non-controlling interests in subsidiaries	–	993
Total equity	87,701	80,040
Total liabilities and equity	$1,415,290	$1,334,903

[1]	The amounts as at October 31, 2019 and October 31, 2018, have been derived from the audited financial statements.

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

TD BANK GROUP • FOURTH QUARTER 2019 EARNINGS NEWS RELEASE	Page 14

CONSOLIDATED STATEMENT OF INCOME[1]
(millions of Canadian dollars, except as noted)	For the three months ended		For the twelve months ended
	October 31 2019	October 31 2018	October 31 2019	October 31 2018
Interest income[2]
Loans	$8,117	$7,519	$31,925	$27,790
Securities
Interest	1,848	1,906	7,843	6,685
Dividends	447	375	1,548	1,234
Deposits with banks	126	194	683	713

	10,538	9,994	41,999	36,422
Interest expense
Deposits	3,313	3,126	13,675	10,489
Securitization liabilities	121	155	524	586
Subordinated notes and debentures	107	83	395	337
Other	822	874	3,474	2,771
	4,363	4,238	18,068	14,183
Net interest income	6,175	5,756	23,931	22,239
Non-interest income
Investment and securities services	1,246	1,189	4,872	4,714
Credit fees	322	311	1,289	1,210
Net securities gain (loss)	31	34	78	111
Trading income (loss)	237	322	1,047	1,052
Income (loss) from non-trading financial instruments at fair value through profit or loss	6	22	121	48
Income (loss) from financial instruments designated at fair value through profit or loss	(89)	(46)	8	(170)
Service charges	743	698	2,885	2,716
Card services	578	608	2,465	2,376
Insurance revenue	1,124	1,047	4,282	4,045
Other income (loss)	(33)	195	87	551

	4,165	4,380	17,134	16,653
Total revenue	10,340	10,136	41,065	38,892
Provision for credit losses	891	670	3,029	2,480
Insurance claims and related expenses	705	684	2,787	2,444
Non-interest expenses
Salaries and employee benefits	2,744	2,680	11,244	10,377
Occupancy, including depreciation	475	452	1,835	1,765
Equipment, including depreciation	318	276	1,165	1,073
Amortization of other intangibles	211	217	800	815
Marketing and business development	206	257	769	803
Restructuring charges (recovery)	154	–	175	73
Brokerage-related and sub-advisory fees	86	91	336	359
Professional and advisory services	379	407	1,322	1,194
Other	970	986	4,374	3,736

	5,543	5,366	22,020	20,195
Income before income taxes and equity in net income of an investment in TD Ameritrade	3,201	3,416	13,229	13,773
Provision for (recovery of) income taxes	646	691	2,735	3,182
Equity in net income of an investment in TD Ameritrade	301	235	1,192	743
Net income	2,856	2,960	11,686	11,334
Preferred dividends	68	51	252	214
Net income available to common shareholders and non-controlling interests in subsidiaries	$2,788	$2,909	$11,434	$11,120
Attributable to:
Common shareholders	$2,788	$2,891	$11,416	$11,048
Non-controlling interests in subsidiaries	–	18	18	72
Earnings per share (Canadian dollars)
Basic	$1.54	$1.58	$6.26	$6.02
Diluted	1.54	1.58	6.25	6.01
Dividends per common share (Canadian dollars)	0.74	0.67	2.89	2.61
[1]

The amounts for the three months ended October 31, 2019, and October 31, 2018, have been derived from unaudited financial statements. The amounts for the twelve months ended October 31, 2019 and October 31, 2018, have been derived from the audited financial statements.

[2]	Includes $8,751 million and $34,828 million, for the three and twelve months ended October 31, 2019, respectively, which has been calculated based on the effective interest rate method.

Certain comparative amounts have been recast to conform with the presentation adopted in the current period.

TD BANK GROUP • FOURTH QUARTER 2019 EARNINGS NEWS RELEASE	Page 15

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME[1,2]

(millions of Canadian dollars)	For the three months ended		For the twelve months ended
	October 31 2019	October 31 2018	October 31 2019	October 31 2018
Net income	$2,856	$2,960	$11,686	$11,334
Other comprehensive income (loss), net of income taxes
Items that will be subsequently reclassified to net income
Net change in unrealized gains (losses) on financial assets at fair value through other comprehensive income
Change in unrealized gains (losses) on debt securities at fair value through other comprehensive income	(20)	(81)	110	(261)
Reclassification to earnings of net losses (gains) in respect of debt securities at fair value through other comprehensive income	(23)	(16)	(31)	(22)
Reclassification to earnings of changes in allowance for credit losses on debt securities at fair value through other comprehensive income	1	(1)	(1)	(1)

	(42)	(98)	78	(284)
Net change in unrealized foreign currency translation gains (losses) on Investments in foreign operations, net of hedging activities
Unrealized gains (losses) on investments in foreign operations	(103)	780	(165)	1,323
Net gains (losses) on hedges of investments in foreign operations	(1)	(184)	132	(288)

	(104)	596	(33)	1,035
Net change in gains (losses) on derivatives designated as cash flow hedges
Change in gains (losses) on derivatives designated as cash flow hedges	834	(146)	3,459	(1,624)
Reclassification to earnings of losses (gains) on cash flow hedges	(47)	(196)	519	(455)

	787	(342)	3,978	(2,079)
Items that will not be subsequently reclassified to net income
Actuarial gains (losses) on employee benefit plans	(233)	259	(921)	622
Change in net unrealized gains (losses) on equity securities designated at fair value through other comprehensive income	(5)	(15)	(95)	38
Change in fair value due to credit risk on financial liabilities designated at fair value through profit or loss	12	–	14	–

	(226)	244	(1,002)	660
Total other comprehensive income (loss), net of income taxes	415	400	3,021	(668)
Total comprehensive income (loss), net of income taxes	$3,271	$3,360	$14,707	$10,666
Attributable to:
Common shareholders	$3,203	$3,291	$14,437	$10,380
Preferred shareholders	68	51	252	214
Non-controlling interests in subsidiaries	–	18	18	72
[1]

The amounts for the three months ended October 31, 2019, and October 31, 2018, have been derived from unaudited financial statements. The amounts for the twelve months ended October 31, 2019 and October 31, 2018, have been derived from the audited financial statements.

[2]	The amounts are net of income tax provisions (recoveries) presented in the following table.

Income Tax Provisions (Recoveries) in the Consolidated Statement of Comprehensive Income

(millions of Canadian dollars)	For the three months ended		For the twelve months ended
	October 31 2019	October 31 2018	October 31 2019	October 31 2018
Change in unrealized gains (losses) on debt securities at fair value through other comprehensive income	$(11)	$(24)	$21	$(139)
Less: Reclassification to earnings of net losses (gains) in respect of debt securities at fair value through other comprehensive income	4	8	(1)	13
Less: Reclassification to earnings of changes in allowance for credit losses on debt securities at fair value through other comprehensive income	–	–	–	–
Unrealized gains (losses) on investments in foreign operations	–	–	–	–
Net gains (losses) on hedges of investments in foreign operations	–	(67)	48	(104)
Change in gains (losses) on derivatives designated as cash flow hedges	305	(11)	1,235	(473)
Less: Reclassification to earnings of losses (gains) on cash flow hedges	36	110	(157)	283
Actuarial gains (losses) on employee benefit plans	(80)	93	(324)	243
Change in net unrealized gains (losses) on equity securities designated at fair value through other comprehensive income	(2)	(5)	(35)	20
Change in fair value due to credit risk on financial liabilities designated at fair value through profit or loss	4	–	4	–
Total income taxes	$176	$(132)	$1,107	$(749)

TD BANK GROUP • FOURTH QUARTER 2019 EARNINGS NEWS RELEASE	Page 16

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY[1]

(millions of Canadian dollars)	For the three months ended		For the twelve months ended
	October 31 2019	October 31 2018	October 31 2019	October 31 2018
Common shares
Balance at beginning of period	$21,722	$21,099	$21,221	$20,931
Proceeds from shares issued on exercise of stock options	27	28	124	152
Shares issued as a result of dividend reinvestment plan	68	94	357	366
Shares issued in connection with acquisitions	–	–	366	–
Purchase of shares for cancellation and other	(104)	–	(355)	(228)
Balance at end of period	21,713	21,221	21,713	21,221
Preferred shares
Balance at beginning of period	5,800	4,850	5,000	4,750
Issue of shares	–	400	800	750
Redemption of shares	–	(250)	–	(500)
Balance at end of period	5,800	5,000	5,800	5,000
Treasury shares – common
Balance at beginning of period	(44)	(168)	(144)	(176)
Purchase of shares	(2,254)	(2,134)	(9,782)	(8,295)
Sale of shares	2,257	2,158	9,885	8,327
Balance at end of period	(41)	(144)	(41)	(144)
Treasury shares – preferred
Balance at beginning of period	(4)	(3)	(7)	(7)
Purchase of shares	(40)	(26)	(151)	(129)
Sale of shares	38	22	152	129
Balance at end of period	(6)	(7)	(6)	(7)
Contributed surplus
Balance at beginning of period	157	195	193	214
Net premium (discount) on sale of treasury shares	3	–	(22)	(2)
Issuance of stock options, net of options exercised	(2)	(1)	(8)	(12)
Other	(1)	(1)	(6)	(7)
Balance at end of period	157	193	157	193
Retained earnings
Balance at beginning of period	48,818	44,223	46,145	40,489
Impact on adoption of IFRS 15[2]	–	n/a [3]	(41)	n/a
Impact on adoption of IFRS 9[4]	–	–	–	53
Net income attributable to shareholders	2,856	2,942	11,668	11,262
Common dividends	(1,338)	(1,223)	(5,262)	(4,786)
Preferred dividends	(68)	(51)	(252)	(214)
Share issue expenses and others	–	(6)	(9)	(10)
Net premium on repurchase of common shares and redemption of preferred shares, and other	(538)	–	(1,880)	(1,273)
Actuarial gains (losses) on employee benefit plans	(233)	259	(921)	622
Realized gains (losses) on equity securities designated at fair value through other comprehensive income	–	1	49	2
Balance at end of period	49,497	46,145	49,497	46,145
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on debt securities at fair value through other comprehensive income:
Balance at beginning of period	365	343	245	510
Impact on adoption of IFRS 9	–	–	–	19
Other comprehensive income (loss)	(43)	(97)	79	(283)
Allowance for credit losses	1	(1)	(1)	(1)
Balance at end of period	323	245	323	245
Net unrealized gain (loss) on equity securities designated at fair value through other comprehensive income:
Balance at beginning of period	(35)	70	55	113
Impact on adoption of IFRS 9	–	–	–	(96)
Other comprehensive income (loss)	(5)	(14)	(46)	40
Reclassification of loss (gain) to retained earnings	–	(1)	(49)	(2)
Balance at end of period	(40)	55	(40)	55
Change in fair value due to credit risk on financial liabilities designated at fair value through profit or loss:
Balance at beginning of period	2	–	–	–
Other comprehensive income (loss)	12	–	14	–
Balance at end of period	14	–	14	–
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period	8,897	8,230	8,826	7,791
Other comprehensive income (loss)	(104)	596	(33)	1,035
Balance at end of period	8,793	8,826	8,793	8,826
Net gain (loss) on derivatives designated as cash flow hedges:
Balance at beginning of period	704	(2,145)	(2,487)	(408)
Other comprehensive income (loss)	787	(342)	3,978	(2,079)
Balance at end of period	1,491	(2,487)	1,491	(2,487)
Total accumulated other comprehensive income	10,581	6,639	10,581	6,639
Total shareholders' equity	87,701	79,047	87,701	79,047
Non-controlling interests in subsidiaries
Balance at beginning of period	–	993	993	983
Net income attributable to non-controlling interests in subsidiaries	–	18	18	72
Redemption of non-controlling interests in subsidiaries	–	–	(1,000)	–
Other	–	(18)	(11)	(62)
Balance at end of period	–	993	–	993
Total equity	$87,701	$80,040	$87,701	$80,040
[1]

The amounts for the three months ended October 31, 2019, and October 31, 2018, have been derived from unaudited financial statements. The amounts for the twelve months ended October 31, 2019 and October 31, 2018, have been derived from the audited financial statements.

[2]	IFRS 15, Revenue from Contracts with Customers (IFRS 15).
[3]	Not applicable.
[4]	IFRS 9, Financial Instruments (IFRS 9).

TD BANK GROUP • FOURTH QUARTER 2019 EARNINGS NEWS RELEASE	Page 17

CONSOLIDATED STATEMENT OF CASH FLOWS[1]

(millions of Canadian dollars)	For the three months ended		For the twelve months ended
	October 31 2019	October 31 2018	October 31 2019	October 31 2018
Cash flows from (used in) operating activities
Net income before income taxes, including equity in net income of an investment in TD Ameritrade	$3,502	$3,651	$14,421	$14,516
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses	891	670	3,029	2,480
Depreciation	166	149	605	576
Amortization of other intangibles	211	217	800	815
Net securities losses (gains)	(31)	(34)	(78)	(111)
Equity in net income of an investment in TD Ameritrade	(301)	(235)	(1,192)	(743)
Deferred taxes	(80)	(21)	(33)	385
Changes in operating assets and liabilities
Interest receivable and payable	33	56	(26)	(104)
Securities sold under repurchase agreements	2,648	(1,220)	32,467	4,798
Securities purchased under reverse repurchase agreements	(3,291)	1,640	(38,556)	7,050
Securities sold short	(5,643)	124	(9,822)	3,996
Trading loans and securities	(3,839)	(3,836)	(18,103)	(24,065)
Loans net of securitization and sales	(10,069)	(11,727)	(41,693)	(45,620)
Deposits	5,740	19,976	(52,281)	53,379
Derivatives	143	(4,125)	9,883	(3,745)
Non-trading financial assets at fair value through profit or loss	(470)	(150)	(2,397)	5,257
Financial assets and liabilities designated at fair value through profit or loss	9,335	(379)	104,693	(460)
Securitization liabilities	216	(13)	(157)	(1,532)
Current taxes	(83)	121	(771)	(780)
Brokers, dealers and clients amounts receivable and payable	2,474	1,011	1,726	(1,435)
Other	(755)	(4,029)	(2,244)	(8,964)
Net cash from (used in) operating activities	797	1,846	271	5,693
Cash flows from (used in) financing activities
Issuance of subordinated notes and debentures	–	1,750	1,749	1,750
Redemption or repurchase of subordinated notes and debentures	106	(31)	24	(2,468)
Common shares issued	23	24	105	128
Preferred shares issued	–	394	791	740
Repurchase of common shares	(642)	–	(2,235)	(1,501)
Redemption of preferred shares	–	(250)	–	(500)
Redemption of non-controlling interests in subsidiaries	–	–	(1,000)	–
Sale of treasury shares	2,298	2,180	10,015	8,454
Purchase of treasury shares	(2,294)	(2,160)	(9,933)	(8,424)
Dividends paid	(1,338)	(1,180)	(5,157)	(4,634)
Distributions to non-controlling interests in subsidiaries	–	(18)	(11)	(72)
Net cash from (used in) financing activities	(1,847)	709	(5,652)	(6,527)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	9,114	3,858	5,137	20,465
Activities in financial assets at fair value through other comprehensive income
Purchases	(7,606)	(8,091)	(24,898)	(20,269)
Proceeds from maturities	9,623	7,667	37,835	30,101
Proceeds from sales	3,805	900	10,158	2,731
Activities in debt securities at amortized cost
Purchases	(23,811)	(12,161)	(51,202)	(51,663)
Proceeds from maturities	9,712	4,357	28,392	20,101
Proceeds from sales	285	342	1,418	670
Net purchases of land, buildings, equipment, and other depreciable assets	(216)	(261)	(794)	(587)
Net cash acquired from (paid for) divestitures, acquisitions, and the purchase of TD Ameritrade shares	–	–	(540)	–
Net cash from (used in) investing activities	906	(3,389)	5,506	1,549
Effect of exchange rate changes on cash and due from banks	(5)	28	3	49
Net increase (decrease) in cash and due from banks	(149)	(806)	128	764
Cash and due from banks at beginning of period	5,012	5,541	4,735	3,971
Cash and due from banks at end of period	$4,863	$4,735	$4,863	$4,735
Supplementary disclosure of cash flows from operating activities
Amount of income taxes paid (refunded) during the period	$791	$504	$3,589	$3,535
Amount of interest paid during the period	4,314	4,025	17,958	13,888
Amount of interest received during the period	10,075	9,462	40,315	34,789
Amount of dividends received during the period	485	345	1,584	1,202
[1]

The amounts for the three months ended October 31, 2019, and October 31, 2018, have been derived from unaudited financial statements. The amounts for the twelve months ended October 31, 2019 and October 31, 2018, have been derived from the audited financial statements.

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

TD BANK GROUP • FOURTH QUARTER 2019 EARNINGS NEWS RELEASE	Page 18

Appendix A – Segmented Information

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking businesses, Canadian credit cards, TD Auto Finance Canada and Canadian wealth and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and commercial banking businesses, U.S. credit cards, TD Auto Finance U.S., U.S. wealth business, and the Bank's investment in TD Ameritrade; and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

Results for these segments for the three and twelve months ended October 31 are presented in the following tables.

Results by Business Segment[1,2,3]

(millions of Canadian dollars)			For the three months ended
	Canadian Retail		U.S. Retail		Wholesale Banking[4]		Corporate[4]		Total

	Oct. 31 2019	Oct. 31 2018	Oct. 31 2019	Oct. 31 2018	Oct. 31 2019	Oct. 31 2018	Oct. 31 2019	Oct. 31 2018	Oct. 31 2019	Oct. 31 2018
Net interest income (loss)	$3,173	$3,022	$2,232	$2,145	$278	$273	$492	$316	$6,175	$5,756
Non-interest income (loss)	2,960	2,830	717	713	570	658	(82)	179	4,165	4,380

Total revenue[5]	6,133	5,852	2,949	2,858	848	931	410	495	10,340	10,136
Provision for (recovery of) credit losses	400	263	295	244	41	8	155	155	891	670
Insurance claims and related expenses	705	684	–	–	–	–	–	–	705	684
Non-interest expenses	2,637	2,530	1,669	1,637	600	551	637	648	5,543	5,366
Income (loss) before income taxes	2,391	2,375	985	977	207	372	(382)	(308)	3,201	3,416
Provision for (recovery of) income taxes	646	634	85	91	47	86	(132)	(120)	646	691
Equity in net income of an investment in TD Ameritrade	–	–	291	228	–	–	10	7	301	235
Net income (loss)	$1,745	$1,741	$1,191	$1,114	$160	$286	$(240)	$(181)	$2,856	$2,960

			For the twelve months ended

	Oct. 31 2019	Oct. 31 2018	Oct. 31 2019	Oct. 31 2018	Oct. 31 2019	Oct. 31 2018	Oct. 31 2019	Oct. 31 2018	Oct. 31 2019	Oct. 31 2018
Net interest income (loss)	$12,349	$11,576	$8,951	$8,176	$911	$1,150	$1,720	$1,337	$23,931	$22,239
Non-interest income (loss)	11,877	11,137	2,840	2,768	2,320	2,367	97	381	17,134	16,653

Total revenue[5]	24,226	22,713	11,791	10,944	3,231	3,517	1,817	1,718	41,065	38,892
Provision for (recovery of) credit losses	1,306	998	1,082	917	44	3	597	562	3,029	2,480
Insurance claims and related expenses	2,787	2,444	–	–	–	–	–	–	2,787	2,444
Non-interest expenses	10,735	9,473	6,411	6,100	2,393	2,125	2,481	2,497	22,020	20,195
Income (loss) before income taxes	9,398	9,798	4,298	3,927	794	1,389	(1,261)	(1,341)	13,229	13,773
Provision for (recovery of) income taxes	2,535	2,615	471	432	186	335	(457)	(200)	2,735	3,182
Equity in net income of an investment in TD Ameritrade	–	–	1,154	693	–	–	38	50	1,192	743
Net income (loss)	$6,863	$7,183	$4,981	$4,188	$608	$1,054	$(766)	$(1,091)	$11,686	$11,334

									As at

	Oct. 31 2019	Oct. 31 2018	Oct. 31 2019	Oct. 31 2018	Oct. 31 2019	Oct. 31 2018	Oct. 31 2019	Oct. 31 2018	Oct. 31 2019	Oct. 31 2018

Total assets[6]	$452,163	$433,960	$436,086	$417,292	$458,420	$425,909	$68,621	$57,742	$1,415,290	$1,334,903
[1]	Certain comparative amounts have been recast to conform with the presentation adopted in current period.
[2]

The amounts for the three months ended October 31, 2019, and October 31, 2018, have been derived from unaudited financial statements. The amounts for the twelve months ended October 31, 2019 and October 31, 2018, have been derived from the audited financial statements.

[3]

The retailer program partners' share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners' net share) recorded in Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.

[4]	Net interest income within Wholesale Banking is calculated on a TEB. The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.
[5]	The impact from certain treasury and balance sheet management activities relating to the U.S. Retail segment is recorded in the Corporate segment.
[6]	Total assets as at October 31, 2019 and October 31, 2018, have been derived from the audited financial statements.

TD BANK GROUP • FOURTH QUARTER 2019 EARNINGS NEWS RELEASE	Page 19

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:

Are a registered shareholder (your name appears on your TD share certificate)

Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials, or stopping (or resuming) receiving annual and quarterly reports

Transfer Agent:

AST Trust Company (Canada)

P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@astfinancial.com or www.astfinancial.com/ca-en

Hold your TD shares through the Direct Registration System in the United States

Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (or resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:

Computershare
P.O. Box 505000

Louisville, KY 40233

or

Computershare

462 South 4th Street, Suite 1600

Louisville, KY 40202

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610

www.computershare.com/investor

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker, or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com. Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

Annual Report on Form 40-F (U.S.)

A copy of the Bank's Annual Report on Form 40-F for fiscal 2019 will be filed with the Securities and Exchange Commission later today and will be available at http://www.td.com. You may obtain a printed copy of the Bank's Annual Report on Form 40-F for fiscal 2019 free of charge upon request to TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or e-mail tdshinfo@td.com.

TD BANK GROUP • FOURTH QUARTER 2019 EARNINGS NEWS RELEASE	Page 20

Access to Quarterly Results Materials

Interested investors, the media, and others may view this fourth quarter earnings news release, results slides, supplementary financial information, supplemental regulatory disclosure, and the 2019 Consolidated Financial Statements and MD&A documents on the TD website at www.td.com/investor/.

General Information

Contact Corporate & Public Affairs: 416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week: 1-866-567-8888 French: 1-866-233-2323

Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired (TTY): 1-800-361-1180

Website: www.td.com

Email: customer.service@td.com

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on December 5, 2019. The call will be available live via TD's website at 1:30 p.m. ET. The call and audio webcast will feature presentations by TD executives on the Bank's financial results for the fourth quarter, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor/qr_2019.jsp on December 5, 2019, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-641-6150 or 1-866-696-5894 (toll free) and the passcode is 2727354#.

The audio webcast and presentations will be archived at www.td.com/investor/qr_2019.jsp. Replay of the teleconference will be available from 3:30 p.m. ET on December 5, 2019, until 11:59 p.m. ET on Thursday, January 2, 2020, by calling 905-694-9451 or 1-800-408-3053 (toll free). The passcode is 3336790#.

Annual Meeting

Thursday, April 2, 2020

Design Exchange

Toronto, Ontario

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the fifth largest bank in North America by branches and serves over 26 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 13 million active online and mobile customers. TD had $1.4 trillion in assets on October 31, 2019. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information contact:

Gillian Manning, Head of Investor Relations, 416-308-6014

Julie Bellissimo, Manager, Media Relations, 416-965-6050

TD BANK GROUP • FOURTH QUARTER 2019 EARNINGS NEWS RELEASE	Page 21